UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Blue Zone, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

096084108

(CUSIP Number)

F. Michael P. Warren
P.O. Box 772
The Valley, Anguilla, B.W.I.
(604) 512-0075

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 6, 2001

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 096084108	SCHEDULE 13D	Page 2	of	5 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) F. Michael P. Warren

2.	Check The Appropriate Box If A Member Of A Group*

(a)

(b)

3.	Sec Use Only

4.	Source Of Funds PF

5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(D) Or 2(E)

6.	Citizenship Or Place Of Organization Canada

	7.	Sole Voting Power 18,292,774
Number Of

Shares	8.	Shared Voting Power -0-

Beneficially

Owned By Each	9.	Sole Dispositive Power 18,292,774

Reporting

Person	10.	Shared Dispositive Power -0-

With

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 18,292,774

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

13.	Percent Of Class Represented By Amount In Row (11) 59.3%

14.	Type Of Reporting Person* IN

Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock, par value $.001 per share (the “Common Stock”), of Blue Zone, Inc. (the “Issuer”).

The principal executive offices of Blue Zone, Inc. are located at 329 Railway Street, 5th Floor, Vancouver, British Columbia, Canada V6A 1A4.

Item 2.  Identity and Background.

(a)	Name: F. Michael P. Warren

(b)	Residence or Business Address: P.O. Box 772, The Valley, Anguilla, B.W.I.

(c)	Present Principal Occupation: Chairman of Venture Capital company

(d)	Convictions in the last 5 years: None

(e)	Securities law violations in the last 5 years: None

(f)	Citizenship: Canadian

Item 3.  Source and Amount of Funds or Other Consideration.

All funds used for the acquisition of the derivative shares of the Common Stock of the Issuer, an aggregate of $600,000, were the personal investment funds of F. Michael P. Warren and no sums were borrowed from any source to make these acquisitions.

Item 4.  Purpose of Transaction.

The Reporting Person acquired $300,000 of 8.25% secured convertible debentures due April 27, 2003 from the Issuer on July 6, 2001 and $300,000 of 8% secured convertible debentures due April 27, 2003 from the Issuer on August 13, 2001. The acquisition of the securities was made to fund working capital requirements of the Issuer. The Reporting Person may acquire additional debentures pursuant to the debenture facility described in Item 6 below.

Item 5.  Interest in Securities of the Issuer.

(a)	Aggregate number of shares: 18,292,774 shares of Common Stock, $0.001 par value, including 6,292,674 shares that may be issued upon the conversion of the principal amount of the debentures payable described above and interest accrued as of April 15, 2002. Additional shares of Common Stock may become beneficially owned by the Reporting Person from time to time as interest accrues on such debentures. Percentage: 59.3%.

(b)	Number of shares with sole voting and disposition power: 18,292,774 shares of Common Stock, $0.001 par value.

(c)	Transactions effected since May 25, 2000:

Date	No. of Shares	Price Per Share	Where/How Effected

July 6, 2001	3,529,412	$0.135/Share	Loan to the Issuer in exchange for three 8.25% secured convertible debentures due April 27, 2003 in the amount of $100,000 each, for total consideration of $300,000.

August 1, 2001	(150,000)	$5.00/Share	Tendered stock purchase options to the Issuer for cancellation.

August 13, 2001	2,222,222	$0.085/Share	Loan to the Issuer in exchange for three 8% secured convertible debentures due April 27, 2003 in the amount of $100,000 each, for total consideration of $300,000.

(d)	N/A

(e)	N/A

Page 4 of 5 Pages

Items 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is a party to three 8.25% secured convertible debentures due April 27, 2003 and three 8% secured convertible debentures due April 27, 2003 as described above in Item 5, the forms of which are attached as exhibits hereto.

Although definitive documentation has not been completed, the Reporting Person intends to make a $1,000,000 debenture facility available to the Issuer pursuant to which the Issuer, subject to a board approved business plan for the Issuer, may draw an additional $400,000 in funds by issuing the Reporting Person additional secured convertible debentures in minimum amounts of $100,000 per debenture. The Reporting Person anticipates that any new debentures issued to the Reporting Person will bear interest at the rate per annum equal to the prime lending rate most recently quoted by the Bank of Canada on or before the draw down date plus two percent (2%), be secured by substantially all of the assets of the Company, and be convertible at the option of the Reporting Person into shares of Common Stock of the Issuer at a conversion price equal to the average of the high and low bid prices for a share of Common Stock of the Issuer on its principal trading market on the date of issuance of such debenture.

The Reporting Person may enter into a number of agreements, including a secured convertible loan agreement and a security agreement, with the Issuer to document the $1,000,000 debenture facility, which terms the Reporting Person expects will apply also to the outstanding debentures. The Reporting Person expects that any such agreements will contain customary representations, warranties, covenants and agreements of the Issuer, including the Issuer’s agreement to grant the Reporting Person certain registration rights with respect to any shares of Common Stock issued on conversion of the debentures.

Item 7.  Material to be Filed as Exhibits.

1.	Share Exchange Agreement, dated as of October 5, 1999, among F. Michael P. Warren, Bruce Warren, Jamie Ollivier, Blue Zone Productions Ltd., Blue Zone Entertainment Inc., Blue Zone International Inc. and Western Food Distributors, Inc. (incorporated by reference from the Issuer’s Registration Statement on Form 10 (File No. 0-29907)).

2.	Form of 8.25% Secured Convertible Debenture.

3.	Form of 8% Secured Convertible Debenture.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Dated: February 18, 2002	/s/ F. Michael P. Warren F. Michael P. Warren